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December 5, 2023

VIA EDGAR

Re:	Flutter Entertainment plc

Draft Registration Statement on Form 20-F

Submitted October 20, 2023

CIK No. 0001635327

Kyle Wiley, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Wiley:

On behalf of Flutter Entertainment plc (“Flutter”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the registration of its ordinary shares, marked to show changes from the Draft Registration Statement confidentially submitted on October 20, 2023. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 2 -	December 5, 2023

In addition, we are providing the following responses to your comment letter, dated November 16, 2023, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Flutter.

Draft Registration Statement on Form 20-F Submitted October 20, 2023

Overview, page ii

1.

To provide further context to your disclosure regarding the Group’s financial growth engine, please revise to clarify the time period over which you are discussing these expectations in light of your current financial condition and results of operations for the periods presented. In addition, address the following:

•

When referring to “margins” and “profitability” clarify the specific measures to which you are referring. To the extent you are referring to non-GAAP measures, ensure you balance such disclosure with discussion of the comparable GAAP measures.

•

Explain further your expectation for rapid U.S. growth to drive accretion in the Group’s profitability margin. In this regard, we note the U.S. segment experienced significantly lower Adjusted EBITDA Margins compared to your other geographic segments for the periods presented.

•	When you discuss the expectation of driving earnings per share growth, discuss your net losses per share for the periods presented.

•	Regarding expectation for “rapid deleveraging” discuss your current debt load and the significant increase in borrowings from December 31, 2021 to December 31, 2022.

Flutter has revised pages iii, 59, 60 and 82 to address each of the matters identified in the Staff’s comment.

2.	You state here and elsewhere that you are the world’s largest online sports betting and iGaming operator. Please revise to disclose the basis for this statement.

Flutter has revised pages ii, 58 and 81 to disclose the basis for its statement that it is the world’s largest online sports betting and iGaming operator.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 3 -	December 5, 2023

Risk Factors

“In connection with our preparation for complying with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control...”, page 47

3.

We note you have identified material weaknesses in your internal control over financial reporting. Please revise to disclose the timing of remediation activities and clarify what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur related to remediation.

Flutter has revised pages 47 and 48 to provide additional disclosure on these matters. Flutter plans to include updated disclosure in its next annual report regarding both the timing and current status of its remediation efforts.

Item 4. Information on the Company

B. Business Overview, page 57

4.

Please reconcile the Average Monthly Players (AMPs) information provided on page 60 for your sportsbook, iGaming and Other products on page 60 to total AMPs discussed elsewhere in the filing and explain any differences. For example, sportsbook, iGaming and Other products AMPs disclosed on page 60 total 14.5 million at June 30, 2023 compared to 12.3 million disclosed elsewhere (i.e. pages ii, 57 and 80).

Flutter has revised pages 58 and 84 to reconcile the AMPs information for its products to total AMPs by clarifying that players are counted as AMPs in each of the product categories in which they participate, but multi-product players that use a single brand are not duplicated when determining the total AMPs in each of Flutter’s divisions or Flutter’s total AMPs. However, players that use multiple brands within a division would be counted as an AMP for each brand that they use.

5.

We note your disclosure that you “intend to return to shareholders capital that cannot be effectively deployed through organic investment or value creative M&A.” Please revise to clarify whether you have any specific plans in place to return capital to shareholders such as through dividends, share buybacks or other programs and the details of those plans.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 4 -	December 5, 2023

Flutter has revised pages iii, 60 and 82 to clarify that it does not currently have any specific plans to pay dividends or engage in significant share repurchases.

6.

We note that your Positive Impact Plan strategy includes a “comprehensive DE&I strategy”, “corporate social responsibility initiatives”, and plans to “to reduce [y]our environmental impact through...carbon reduction strategies and transition plans.” Please revise here and elsewhere as appropriate to provide a more complete discussion regarding each component of your Positive Impact Plan. As part of your disclosure, discuss with specificity what steps have been taken and plans implemented for each component. To the extent aspects of the Positive Impact Plan are aspirational in nature, please provide appropriate disclosure.

Flutter has revised pages 60 and 61 to provide a more complete discussion of each component of its Positive Impact Plan, while disclosing that aspects of these plans are aspirational in nature.

Item 5. Operating and Financial Review and Prospects

Non-GAAP Measures, page 82

7.

You state that your non-GAAP measures of Adjusted EBITDA and Adjusted EBITDA Margin enable a “better” comparison of your performance across periods and provide visibility to the performance of your business by excluding the impact of certain income or gains and expenses or losses. On page 98 you state that the exclusion of certain items is “necessary to provide a full understanding” of your core operating results and as a means to evaluate period-to-period results. Please revise to avoid statements that imply your non-GAAP financial measures provide more meaningful information compared to your GAAP financial measures. Also, describe why you believe excluding certain items provides additional useful information for assessing the company’s performance.

Flutter has revised pages 84, 99 and 100 to explain why it believes Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors while removing statements that imply that Flutter’s non-GAAP financial measures provide more meaningful information compared to its GAAP financial measures. Additionally, Flutter has enhanced its disclosure on page 100 to explain why it believes that excluding certain items provide additional useful information for assessing Flutter’s performance.

8.

When quantifying and discussing Adjusted EBITDA Margin for the consolidated Group, please revise to disclose GAAP net loss margin with equal or greater prominence. In this regard, revise the table on page 87 to include GAAP net loss margin information. Also, revise your disclosures on pages 88 and 90 to include a discussion of GAAP net loss margin and the factors impacting the change in such measure before your discussion of Adjusted EBITDA Margin. Refer to Item 10(e)(1)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 5 -	December 5, 2023

Flutter has revised pages 88, 90 and 91 to include the disclosure of net loss margin under U.S. GAAP and a discussion of changes in this measure prior to the discussion of changes in Adjusted EBITDA Margin.

Key Operational Metrics, page 83

9.

Please revise to clarify whether AMPs includes unique players or whether a player can be counted more than once in this measure. Also, clarify whether AMPs includes players who placed and/or wagered stake and/or contributed to rake or tournament fees using only new player or player retention incentives, and if so, revise to quantify the impact of including such players in this metric, if material. Refer to Item 5 of Form 20-F and Section I of SEC Release No. 33-10751.

Flutter has revised pages 58 and 84 to clarify that AMPs does not include individuals who have only used new player or player retention incentives.

10.

You refer to stakes and sportsbook net revenue margin as key operational metrics related to your sportsbook products only, while AMPs includes players for both your sportsbooks and iGaming products. Please address the following as it relates to your key operational metrics:

•

Provide us with a breakdown of AMPs between sportsbooks and iGaming players by segment for each period presented. In an effort to add further context to your key operational metrics, tell us your consideration to include this breakdown in the filing or explain why you do not believe such information is necessary to an understanding of your business.

•	Tell us why you do not present stakes or similar metric for your iGaming products and if available, provide us this information by segment for each period presented.

•

Tell us, and revise to disclose, how you monitor your ability to grow player value for your sportsbook products. For example, tell us your consideration to include measures such as amounts wagered per sportsbook player, revenue per sportsbook player, etc.

•

Similarly tell us how you monitor your ability to grow player value for iGaming products or what measures besides AMPs you use for such products and revise to include a quantified discussion of such metrics for each period presented.

In response to the first, third and fourth bullet points in the Staff’s comment, Flutter respectfully advises the Staff that a breakdown of AMPs between sportsbook and iGaming players by segment and per player value metrics are not metrics that management focuses on to monitor the business. Flutter has enhanced its disclosure on page 84 to explain that it has a complementary product portfolio, with many

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 6 -	December 5, 2023

players playing multiple products, and that it is focused on overall player volumes, as reflected by changes in AMPs, as a key operational metric rather than the quantum playing individual products. While Flutter presents a breakdown of total AMPs for its sportsbook and iGaming businesses on pages 61 and 62 in the Business section of the Draft Registration Statement to provide a sense of the scale of these businesses, this is not a key operational metric that management monitors on an ongoing basis. Flutter monitors its ability to grow player value in its sportsbook and iGaming businesses by analyzing the revenue trends in each product vertical, combined with total player growth, which are the key financial and operating metrics it presents in the Operating and Financial Review and Prospects section of the Draft Registration Statement.

In response to the second bullet point in the Staff’s comment, Flutter respectfully advises the Staff that it does not present stakes for its iGaming products as this is a less relevant metric for these products given the mechanics of iGaming wagering compared to sportsbook wagering. Flutter has revised page 84 to explain that sportsbook revenue can be subject to the variability of sporting outcomes; therefore, presenting staking volumes, which are less impacted by this variability, provides a better understanding of the underlying trends in the business. iGaming is not subject to the same variability, and therefore stakes is not used by management to track performance of Flutter’s iGaming products.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 126

11.

Please disclose the natural persons that hold investment and/or voting power of the shares owned by The Capital Group Companies, Inc., Caledonia (Private) Investments Pty Limited, BlackRock Inc., and Parvus Asset Management Europe Limited. Refer to Item 7.A of Form 20-F.

Flutter respectfully advises the Staff that the notifications it has received from the identified shareholders pursuant to the Irish Transparency (Directive 2004/109/EC) Regulations 2007 (as amended), which Flutter used as a basis for the information in the Major Shareholders section, do not include the natural persons that hold the investment and/or voting power. Accordingly, Flutter has not included information regarding the natural persons because such information is not known to Flutter or ascertainable from public filings as contemplated by Item 7.A. of Form 20-F.

Unaudited Condensed Consolidated Financial Statements

Note 18. Subsequent Events, page F-25

12.

Please tell us when you recorded the acquisition of the redeemable noncontrolling interest of Junglee Games, which you disclose was completed in July 2023. In this regard, we note £75 million acquisition of redeemable non-controlling interests is included in the Statements of Changes in Shareholders’ Equity and Redeemable Non-Controlling Interests for the six months ended June 30, 2023. In addition, disclose the date through which you evaluated subsequent events and whether this was the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 7 -	December 5, 2023

Flutter respectfully informs the Staff that the option was exercised by Flutter in June 2023, at which time Flutter recorded a liability within other current liabilities in its Unaudited Condensed Consolidated Balance Sheet. The liability was settled by Flutter in July 2023. Flutter has revised Note 18 – Subsequent Events on pages F-25 and F-26 of the Unaudited Condensed Consolidated Financial Statements to clarify the disclosure and also to disclose the date through which Flutter evaluated subsequent events.

Note 2. Summary of Significant Accounting Policies

Player deposits – cash and cash equivalents, page F-34

13.

We note your disclosure that player deposits are held for customers and do not belong to, and are not at the disposal of, the Group. Please revise to clarify whether the company has legal ownership to player deposits. Also, tell us how you determined that the funds collected as well as the player deposit liability should be reflected on your consolidated balance sheet. Provide the accounting guidance considered to supports your conclusions.

Flutter respectfully advises the Staff that it legally owns and maintains various segregated bank accounts to hold player deposits. The purpose of having segregated bank accounts is to protect players’ funds by separating them from Flutter’s funds available for general corporate use and in order to comply with certain regulatory requirements of gaming authorities in certain jurisdictions. Because Flutter allows players to deposit cash within its bank accounts in advance of participating in betting and gaming activities, such cash is also recorded as player deposit liability on Flutter’s Consolidated Balance Sheet.

In determining the appropriate accounting treatment, Flutter considered the guidance within Chapter 4, Elements of Financial Statements of FASB Conceptual Framework for Financial Reporting. An asset has two essential characteristics: (1) it is a present right and (2) the right is to an economic benefit. All of the bank accounts used to hold player deposits are legally owned by Flutter (including the subsidiaries that Flutter controls), which presents Flutter with the right to access players’ funds, subject in certain cases to gaming regulatory restrictions on use of the players’ funds for general corporate use. In addition, as players deposit cash with Flutter in order to participate in betting and gaming activities, from which Flutter generates its revenue, Flutter is entitled to receive economic benefit arising from players’ funds. Since both characteristics of an asset are met, player deposits are reflected on Flutter’s Consolidated Balance Sheet. As Flutter has a present obligation to return any unused funds to players, it records a corresponding liability.

Flutter has revised the accounting policy for Player Deposits – cash and cash equivalents on page F-35 of the Audited Consolidated Financial Statements to clarify its disclosure.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 8 -	December 5, 2023

Revenue recognition, page F-37

14.

We note that sportsbook and iGaming revenues represent the net win or loss from a sporting event or game, net of new player incentives and player retention incentives. Please describe for us the nature and terms for both new player incentives and player retention incentives and your determination that such incentives should be netted against the respective revenues. As part of your response tell us the amount of player incentives for each period presented, separately for the applicable sportsbook and iGaming revenues.

Flutter respectfully advises the Staff that it runs a number of player incentives across its different products and brands. Player incentives generally include free bet or bonus bet offers to new or existing players, which do not include any pricing adjustment. Flutter has provided an example of a live incentive that is currently running below:

FanDuel’s “New Customers Bet $5 and Get $150” is only available to new customers who sign up online between October 27, 2023 and January 7, 2024. The terms of this incentive require the new player to make a deposit of $10 and place a real money wager of at least $5 on any money line market available on FanDuel Sportsbook. If the new player’s money line wager wins, they are entitled to a bonus in bonus bets available for use only on FanDuel Sportsbooks equal to $150. The bonus bets may be used to wager on any market in the FanDuel Wager Sportsbook. Winning wagers placed using bonus bets are entitled to receive as withdrawal cash the winnings portion from such wager and will receive the strike portion (in cash or site credit) from such bonus bet wagers.

Regardless of the type of the incentives, Flutter’s objective is to generate enthusiasm, build customer loyalty, attract players to a specific betting market and increase future play or future levels of play. Flutter informs the Staff that, prior to the incentive being offered to the player, there is no obligation on the part of Flutter to provide the incentive, and accordingly no liability would be recorded based upon the offer being made as Flutter was under no obligation to do so.

Flutter has concluded that the incentives offered are not performance obligations or implied performance obligations prior to the player’s acceptance of the incentives because Flutter’s customary business practices do not generally create a valid expectation of the player that Flutter is required to make such incentives or is required to transfer a service to the player.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 9 -	December 5, 2023

Flutter respectfully advises the Staff that, unlike a typical sales transaction where the customer pays money and receives in return goods or services, in a typical sportsbook or iGaming transaction where revenue represents the net win or loss from a sporting event or game, net of new player incentives and player retention incentives, the player and Flutter are wagering against each other. One way to look at it is that both the player and Flutter have put down a wager with the winner taking all based on the outcome of the sports event or iGame. For a single wager, the ultimate transaction price is the net win or loss on a hand of play. Flutter notes that this is consistent with ASC 606-10-32-3, which states that “When determining the transaction price, an entity shall consider the effects of … consideration payable to a customer” and ASC 606-10-32-25, which states that “Consideration payable to a customer includes: a) Cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer) … an entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in paragraphs 606-10-25-18 through 25-22) that the customer transfers to the entity….”

Considering the guidance in ASC 606-10-32-3, ASC 606-10-32-25 through 32-27 Flutter has therefore concluded that the payment to the player under the incentive is not in exchange for a distinct good or service that transfers to Flutter. This is because Flutter does not obtain control of any rights to goods and services from the players. Consequently, Flutter determined that, in accordance with ASC 606-10-32-25, the payment, if any, under the terms of the incentive is a reduction of the transaction price and applying the guidance in ASC 606-10-32-27 is accounted for as a reduction in the transaction price when the entity recognizes revenue.

Further, please see below for the breakdown of player incentives for each period presented for sportsbook and iGaming revenues:

£ million	Six months ended June 30,		Year ended December 31,
	2023	2022	2022	2021
Sportsbook	1,085	733	1,720	1,218
iGaming	353	248	563	456

15.

Please describe for us the various services provided for each of your draw based National Numeric Totalizer Gaming (NTNG) and instant lottery games and the basis for your determination that the services provided in such arrangements are a single performance obligation. In addition, describe for us your basis for recognizing revenue upon execution of the draw for NTNG products and upon delivery of instant tickets to a retailer for instant lottery games. In your response, please tell us the amount of revenue generated from these lottery services for each period presented. Refer to ASC 606-10-25-19 and 25-30.

Flutter respectfully advises the Staff that the two principal categories of lottery products offered by Flutter acting as a concessionaire or licensee are draw-based lottery games and instant lottery games and it generates the vast majority of its lottery revenue from such games in Italy and Turkey through its Sisal brand. Draw-based lottery games are based on a random selection of a series of numbers, and prizes are generally based on the number of winners who share the prize pool. Draw-based games are provided through a lottery system in which lottery terminals in retail outlets are continuously connected to a central computer system for the sale and validation of draw-based lottery games and related functions. An instant product is typically played by removing a scratch-off protective coating from a preprinted ticket to reveal if it is a winner.

Please see below for the breakdown of revenue for each period presented for numeric totalizer draw-based and instant lottery games:

£ million	Six months ended June 30,		Year ended December 31,
	2023	2022	2022	2021
Draw-based lottery games	23	—	22	—
Instant lottery games	35	—	23	—

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 10 -	December 5, 2023

Draw-based games

The revenue recognition of draw-based games in the two countries referenced above is largely similar, and Flutter has used Italy as an example to discuss the accounting treatment for its revenue recognition.

Italy runs an exclusive concessionaire model, and Sisal was chosen by the Italian national gaming authority, The Customs and Monopolies Agency (“ADM”), in 2019 to be the sole lottery operator for managing the draw-based National Numeric Totalizer Gaming (“NTNG”) lottery gaming in Italy for a period of nine years starting in 2021.

Sisal runs a number of NTNG lottery games, including “SuperEnalotto,” “SiVinceTutto,” “VinciCasa,” “Eurojackpot” and “Win for Life.” For example, “SuperEnalotto” typically requires the player to select six numbers, and these draws are held four times a week. The prize pools are typically pari-mutuel in nature, with the maximum prize increasing with every ticket sold. “VinciCasa” is a daily lottery game in which five numbers must be selected. “Eurojackpot” is the first lottery with a Europe-wide jackpot shared with 18 countries. It requires the player to choose from at least 5 numbers out of 50 and at least 2 Euronumbers out of 12, and drawings take place twice a week.

According to the concession agreement with ADM, Sisal’s obligation includes promises related to designing lottery games, managing the operation and infrastructure of lottery products, developing the distribution network and marketing support, including: (i) product planning, monitoring and management systems functions; (ii) warehousing, inventory management and distribution functions; and (iii) marketing and game support functions and executing draws.

As consideration for operating the NTNG products on the state’s behalf, Flutter earns a fixed percentage of the collection made through its distribution network.

Identifying performance obligations in the contract

Flutter has determined that the combination of all promises included within the concession agreement with ADM is a single performance obligation, which comprises a series of distinct services, i.e., days of service. In making that determination, Flutter firstly considered the guidance in ASC 606-10-25-19 and noted that for a service that is promised to the customer to be a performance obligation, a promised service must be both (1) capable of being distinct and (2) distinct within the context of the contract. Flutter then considered the series guidance under ASC 606-10-25-15 to determine if the contract involves a series of distinct services that are substantially the same and that have the same pattern of transfer to ADM.

Capable of being distinct

In assessing whether each of the promises were distinct, Flutter considered the guidance in ASC 606-10-25-20. Flutter noted that the FASB determined in paragraph BC99 of ASU 2014-09 that the first criterion for assessing whether goods or services in a contract are distinct would require an entity to assess whether a customer could economically benefit from the goods or services on their own or together with other readily available resources. “Readily available resources” could be those that have already been transferred to the customer as part of the current contract or prior contracts. The fact that a good or service is typically sold on its own is an indicator that the good or service meets the first criterion.

Paragraph BC100 of ASU 2014-09 also notes that the assessment of whether the customer can benefit from the goods or services on its own “should be based on the characteristics of the promised goods or services themselves” and should exclude “contractual limitations that might preclude the customer from obtaining readily available resources from a source other than the entity.”

Based on the guidance, Flutter concluded that each of the promised services forming part of Sisal’s obligations under the concession agreement as discussed in the paragraph above is capable of being distinct in accordance with ASC 606-10-25-19(a). That is, ADM can benefit from the services either on their own or together with other readily available resources. This is evidenced by the fact that other entities within the gaming industry ecosystem serve as suppliers for many of these services separately. In addition, ADM could generate economic benefit from the individual services by using or consuming those services.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 11 -	December 5, 2023

Distinct within the context of the contract

Flutter then considered the guidance in ASC 606-10-25-19(b) that the promised good or service must be distinct within the context of the contract and the factors in ASC 606-10-25-21(a). Flutter also considered paragraph BC29 of ASU 2016-10, which expands on the separately identifiable principle described in ASC 606-10-25-21, and the FASB’s intent regarding application of that principle. Paragraph BC29 notes that the separately identifiable principle requires an entity to consider “whether the multiple promised goods or services in the contract are outputs or, instead, are inputs to a combined item (or items).”

In the context of the concession agreement with ADM, Sisal is responsible for the management and development of national totalizer numerical games as the sole totalizer at the national level, in all forms of national totalizer numerical games. As a result, Flutter considers its obligation is to operate a fully functional draw lottery.

To operate a fully functional draw lottery, Flutter is required to perform a number of promises, including designing lottery games, managing the production, storage, and distribution of the lottery, and providing continuous marketing support to the distribution network. Flutter observes that the nature of its promise to ADM is to establish and provide a service of a fully functional draw-based lottery. As the operator, Flutter considers that it is responsible for the overall management of the lottery under the concession agreement and for providing significant integration services of each of the promises aforesaid (the inputs) into its overall service and the resulting fully functional draw lottery (the combined output), and therefore the various promises aforesaid inherent in producing a fully functional draw lottery are not separately identifiable in accordance with paragraphs 606-10-25-19(b) and 606-10-25-21.

Based on the above, Flutter concluded that, despite each of the promises being capable of being distinct, in the context of the contract they do not represent Flutter’s true obligation because ADM is not purchasing those items individually. Rather, ADM has contracted with Flutter for the overall management of a draw-based lottery and only by combining these promises can Flutter deliver the overall output, i.e., a fully functional draw-based lottery. Consequently, Flutter considers that each day of managing the fully functional lottery is a distinct service in accordance with paragraph 606-10-25-19. This is because ADM can benefit from each increment of service on its own (that is, it is capable of being distinct) and each increment of service is separately identifiable because no day of service significantly modifies or customizes another, and no day of service significantly affects either Flutter’s ability to fulfill another day of service or the benefit to ADM of another day of service.

Provision of a series of distinct goods or services

Flutter also considered the series guidance in ASC 606-10-25-15 to evaluate whether it is providing a series of distinct lottery draw services over the contract term.

Flutter notes that the overall management services provided during the contract term are substantially the same and therefore concluded that each day of service has substantially the same pattern of transfer as though each day of service is a distinct service. In making that determination, Flutter considered the guidance in ASC 606-10-25-15, which clarifies the meaning of “the same pattern of transfer.”

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 12 -	December 5, 2023

Performance obligation satisfied over time

ASC 606-10-25-15(a) requires each distinct good or service in the series that the entity promises to transfer to the customer to meet any one of the criteria in paragraph 606-10-25-27 to be a performance obligation satisfied over time.

Flutter evaluated the criteria in ASC 606-10-25-27 for recognizing revenue over time. Flutter concluded that it did not meet ASC 606-10-25-27(b) and ASC 606-10-25-27(c) as there was no customer-controlled asset created or enhanced by Flutter as it performs its promises under the contract. Flutter therefore focused on whether it met ASC 606-10-25-27(a) for determining whether a performance obligation is satisfied over time (i.e., whether ADM simultaneously receives and consumes benefits as Flutter performs).

Flutter considered the guidance in ASC 606-10-55-6, which notes that an entity’s customer receives benefit as the entity performs if another entity would not need to substantially reperform the work that the entity has completed to date to fulfil the remaining performance obligation. ASC 606-10-55-6(b) clarifies that when assessing whether another entity would not need to substantially reperform the work completed to date, an entity should presume that the other entity would not be able to use the asset being used by the current entity to fulfil the performance obligation. In making this assessment, an entity should also disregard any contractual or practical limitations since the objective of the criterion in ASC 606-10-25-27(a) is to determine whether control of the goods or services has already been transferred to the customer.

In the event of termination of the concession before the end of the contract term, Sisal is required to transfer to ADM all assets both tangible and intangible which are essential to operate a fully functional draw lottery. This enables ADM to appoint a new operator to continue the overall management of the lottery without substantially reperforming the work Sisal completed to date. Based on this, Flutter considers the distinct lottery service is satisfied over time, and the criteria in ASC 606-10-25-15(a) are met.

Measuring progress toward complete satisfaction of a performance obligation

In relation to the measurement of the value of services transferred to ADM to date, Flutter uses the output method based on days of service to measure the value of services transferred to ADM to date and believes this method faithfully depicts its performance toward complete satisfaction of the performance obligation over the contractual period. As a result, ASC 606-10-25-15(b) is also met.

Since both of the criteria under ASC 606-10-25-15 are met, Flutter concludes that the concession agreement with ADM includes a single performance obligation with a series of daily services, each of which is a distinct service.

Determine and allocate of transaction price to performance obligations

Flutter determines that the entire amount of the consideration is a variable consideration as Flutter is entitled to a fixed percentage of the draw-based lottery ticket sales made through its distribution network. Flutter evaluated the criteria in ASC 606-10-32-40 and determined that the variable consideration relate specifically to its efforts to each day of managing the fully functional lottery and that allocation of the variable consideration earned based on the activities performed by Flutter to deliver the fully functional lottery is consistent with the overall allocation objective. Therefore, the variable consideration associated with each day is allocated to the corresponding day.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 13 -	December 5, 2023

Determine when to recognize revenue

Flutter has determined that revenue should be recognized over time in an amount generally based on a percentage of draw-based lottery ticket sales made through its distribution network of the related lottery.

However, for practical operational reasons, in Italy Flutter has delayed recognition of revenue until execution of the draw. Given Sisal’s Italian lottery service runs draws at high frequencies between once a week to daily, Flutter has determined that the impact of the delay in revenue recognition on the consolidated financial statements will not be materially different from the impact of revenue recognized overtime.

Flutter has provided additional details on page F-40 to enhance the accounting policy in relation to the revenue recognition of lottery to address the matters identified in the Staff’s comment.

Instant lottery games

Sisal generates almost all of its instant lottery games revenue through its agreement with the Turkey Wealth Fund (“TWF”) in Turkey.

Sisal’s obligation includes promises related to designing instant lottery games, printing and selling instant lottery products and providing the comprehensive services necessary to operate integrated instant product operations including: (i) instant products planning, monitoring and management systems functions; (ii) warehousing, inventory management and distribution functions; and (iii) marketing and game support functions.

As consideration for operating the instant lottery products, Flutter earns a pre-determined percentage based on tickets delivered to retailers. Lottery tickets are delivered by Sisal to retailers on a non-recourse basis.

In relation to the identification of a single performance obligation in the contract and determination and allocation of the transaction price to the performance obligation, Flutter considered that the conclusions reached for the aforementioned draw-based games are also applicable to instant lottery games. This is because the nature of the promises included within these contracts and the overall purpose of these contracts are highly similar.

In terms of identifying the performance obligation in the contract, despite each of the promises being capable of being distinct, in the context of the contract, Flutter’s true obligation is to manage a fully functional instant lottery, and therefore only by combining these promises can Flutter deliver the overall output. In addition, each day of managing the instant lottery is considered as a distinct service, because the TWF can benefit from each increment of service on its own and each day of service does not significantly modify or affect the other day of service. The series guidance under ASC 606-10-25-15 also applies since each day of the management service is substantially the same and has the same pattern of transfer, because the TWF simultaneously receive and consume benefits as Flutter performs its services, and the output method based on days of service is used to measure the value of services transferred to the TWF.

In terms of determining and allocating transaction price, Flutter determines that the entire amount of the consideration is a variable consideration as Flutter is entitled to a pre-determined percentage based on tickets delivered to retailers. The variable consideration is allocated to each day of service as it reflects the activities Flutter performs in order to deliver the fully functional instant lottery.

Therefore, all promises included within the agreement with the TWF represent a single performance obligation, i.e., the operation of instant lottery, which comprises a series of distinct services, i.e., days of service. The variable consideration associated with each day is allocated to the corresponding day.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 14 -	December 5, 2023

Determine when to recognize revenue

Flutter has determined that revenue should be recognized over time in an amount generally based on a percentage of tickets delivered to retailers, which represents Flutter’s measure of progress towards satisfying our performance obligation. However, for practical operational reasons, Flutter has delayed the recognition of revenue until the lottery tickets are delivered to retailers. Given Sisal’s lottery tickets are delivered to individual retailers with a high frequency (typically at a minimum once per week), Flutter has determined that the impact on the consolidated financial statements will not be materially different from the impact of revenue recognized overtime in an amount generally based on a percentage of tickets delivered to retailers.

Flutter has revised the accounting policy in relation to revenue recognition of instant lottery product on page F-41 to address each of the matters identified in the Staff’s comment.

General

16.	We note that your ADR currently trades on the OTC Markets under the symbol “PDYPY.” Please provide a discussion of the existence of such ADR where relevant.

Flutter respectfully advises the Staff that the ADRs are unsponsored by Flutter and, accordingly, Flutter does not have any contractual relationship with or control over the ADR programs and depositary banks. Flutter further respectfully advises the Staff that based on an analysis it undertook using the help of a third-party provider, the ADRs represent less than 1% of Flutter’s ordinary shares outstanding. As such, Flutter does not consider the OTC Markets a principal market for its common equity or believe that a discussion of such ADRs would provide meaningful information to investors.

17.

We note that you received notice of a cybersecurity incident on August 15, 2023, and that you “do not expect that this incident will have a material impact on our operations or financial results.” Please explain how you reached this conclusion or, to the extent you have been materially impacted by a cybersecurity breach, please include a description of the incident, costs, and other consequences in an appropriate risk factor.

As disclosed on pages F-24 and F-83 of the Draft Registration Statement, Flutter received notice that certain customer and employee data was involved in the global incident involving the MOVEit file transfer software and Flutter promptly undertook the responsive measures as discussed on pages F-24 and F-83, as well as in its Risk Factor disclosure on page 16. Following those initial responsive measures, Flutter also undertook an analysis of the potential impact to its operations and financial results from this incident. Flutter concluded that the potential impact was not expected to be material as a result of the following factors: (i) it did not impact Flutter’s ability to conduct its operations; (ii) Flutter ceased use of the relevant file transfer software relatively quickly and was able to transition to use of alternative software; (iii) Flutter notified relevant regulators and law enforcement agencies and has not received any requests for additional information or indication that such regulators and agencies intend to take any adverse action against Flutter as a result of this incident; and (iv) although Flutter has been subject to certain claims from individuals affected by this incident, the number of claims so far is relatively small and Flutter believes that, based on the advice of outside counsel, it would be difficult for such claimants or any potential future claimants to succeed on the merits against the relevant Flutter subsidiary involved in the incident, and that even if they were successful it would be difficult for such claimants to prove aggregate damages in an amount that would have a material impact on Flutter. Flutter intends to continue to monitor the impact of this incident and will provide an update on such matters in its future filings to the extent its analysis of the potential impact on its operations or financial results changes materially.

*        *        *         *        *

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 15 -	December 5, 2023

Please do not hesitate to call me at (202) 636-5804 or Jonathan Ozner at (212) 455-2632 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Matthew Derby

Joyce Sweeney

Kathleen Collins

Flutter Entertainment plc

Peter Jackson

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